

Mail Stop 3561

January 29, 2010

Mr. Nana Baffour, CEO
Midas Medici Group Holdings, Inc.
445 Park Avenue, 20th Floor
New York, New York 10022

> **Re:** **Midas Medici Group Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on January 19, 2010**
> **File No. 333-161522**

Dear Mr. Baffour:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to comment one that the company has deleted the noted disclosure. We note your prior statement in the prospectus that "we are currently engaged in discussions with respect to the acquisition of a company affiliated with certain of our officers and directors. Any such acquisition would be subject to negotiation of a definitive agreement and approval by the

independent members of our Board of Directors." Advise us why the company believes that it is now appropriate to delete the disclosure regarding acquisition discussions with an affiliated company. Supplementally advise us of the identity of the company which you indicated you were in negotiations with and its affiliations with your officers and directors. Also advise us of the status of the negotiations and the probability of the acquisition. We may have further comment.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions may be directed to Cathey Baker at (202) 551-3326 or to David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Thomas A. Rose, Esq.
        Fax: (212) 930-9725